September 3, 2025

Ilan Sobel
Chief Executive Officer
BioHarvest Sciences Inc.
1140-625 Howe Street
Vancouver, British Columbia
V6C 2T6, Canada

        Re: BioHarvest Sciences Inc.
            Registration Statement on Form F-3
            Filed August 28, 2025
            File No. 333-289908
Dear Ilan Sobel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephen F.X. O   Neill, Esq.